YEP

Young Entrepreneur Project

DECENTRALIZING ENTREPRENEURSHIP GLOBALLY.

INVESTOR DECK - NOVEMBER 2021



FORWARD-LOOKING STATEMENTS

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. STATEMENTS MADE HEREIN THAT MAY BE CONSIDERED FORWARD-LOOKING INCLUDE STATEMENTS INCORPORATING TERMS SUCH AS "EXPECTS," "BELIEVES," "INTENDS," "ANTICIPATES" AND SIMILAR TERMS THAT RELATE TO FUTURE EVENTS, PERFORMANCE, OR RESULTS OF THE COMPANY. INVESTORS AND PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARDLOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE RISKS THAT MIGHT CAUSE SUCH DIFFERENCES ARE IDENTIFIED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE THE FORWARD-LOOKING STATEMENTS MADE IN THIS PRESENTATION TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PRESENTATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.



THE MOST POWERFUL CHANGE WE CAN MAKE IN THE WORLD IS TO DECENTRALIZE ENTREPRENEURSHIP

DECENTRALIZING ENTREPRENEURSHIP GIVES PEOPLE FINANCIAL FREEDOM, TIME FREEDOM, CREATIVE FREEDOM, AND IT WILL HAVE A HUGE IMPACT IN PEOPLE'S LIVES.

YEP

Young Entrepreneur Project



ABOUT YEP INC

A GLOBAL BRAND BUILT AROUND KEY VERTICALS, A POWERFUL INTERNATIONAL COMMUNITY AND A HYBRID BUSINESS MODEL PROVIDING A TURN KEY SYSTEM FOR ENTREPRENEURS TO START, GROW AND SCALE THEIR BUSINESSES.

OFFERING EDUCATION, BUSINESS TOOLS, AFFILIATE OPPORTUNITIES AS WELL AS STRATEGIC PRODUCTS AND SALES STRATEGIES FOR A GLOBAL CUSTOMER BASE.

WE ARE POSITIONED FOR A GLOBAL ENTREPRENEURIAL

Revolution.

YEP

Young Entrepreneur Project

PEOPLE ARE SEEKING CHANGE.

50%

'The great reimagination of work': Why 50% of workers want to make a career change.
- CNBC 0CT 21

PEOPLE INVOLVED IN TRADING.

55%

' In 2020, 55 percent of adults in the United States invested in the stock market.
- STATTISTA - NOV 2020



YEP

Young Entrepreneur Project

MAKING AN IMPACT
WHERE IT MATTERS MOST.









FINANCES

YEP INC's newest vertical DRIVEN introduces a groundbreaking trading platform to the world.

BUSINESS

P2P & B2B Business Models helping individuals and companies.

HEALTH

Key health and wellness products with global distribution.



Young Entrepreneur Project

MEMBERSHIP MODEL

YEP is a sales and marketing company with proprietary products and services, selling through affiliate marketing, direct sales, wholesale and direct channels. Our affiliate members use our fully integrated and proprietary online platform to grow and track all aspects of their businesses and to select from several tiers of access to our subscription-based platform. The platform provides our members with: training for social media marketing and content development; lead generation, sales and customer retention; and business strategy, business management, customer support and specialized growth tools. We are an engaged online community of like-minded entrepreneurs and business owners working together, supporting each other, and learning from each other.

ONLINE EDUCATION

$150B MARKET



DRIVEN is a trading universe, providing groundbreaking tools, world class training, automation possibilities and coaching that will benefit anyone interested in trading in either futures, FOREX, Stocks, Options, and even crypto.

Created by trading professionals who manage portfolios amounting to billions of dollars, members have access to the sharpest minds in the trading world through workshops, live trade rooms, in -person trading summits, and proprietary software apps and tools to get everyone ahead in the game.

 In addition, DRIVEN offers through YEP a great affiliate style business opportunity to generate income, residual income and the chance to build a bigger portfolio of your own.

TRADING PLATFORM

$8B MARKET



UTOPIX Nano CBD is a plant science based consumer health and wellness company dedicated to improve QUALITY OF LIFE through CBD for ALL people. All UTOPIX CBD Wellness products feature our HydroPure water-soluble technlogy for rapid absorption, proven efficacy and clinical science.

UTOPIX Nano CBD products are based on innovation, health science and absorption methods so you and your pets have the best premium product selection, and trustworthy CBD products.

Endorsed by Mixed Martial Arts legend and former PrideFC champion and UFC fighter Wanderlei Silva.

NANO CBD

$3B MARKET

GLOBAL DOMINATION.
GLOBAL MARKETING
+ GLOBAL DISTRIBUTION STRATEGIES

+ AFFILIATE AQUISITION AND RETENTION
+ INFLUENCER ENDORSEMENTS
+ AFFILIATE SOCIAL MEDIA REACH
+ ONLINE EDUCATION OTT PLATFORM
+ INTERNATIONAL EVENTS
+ TALENT ATTRACTION STRATEGIES

YEP UTILIZES A HYBRID MARKETING MODEL IMPLEMENTING BOTH
AFFILIATE FIELD LED GLOBAL MARKETING CAMPAIGNS, CORPORATE LED
SOCIAL MEDIA CAMPAIGNS, AND INFLUENCER MARKETING STRATEGIES.
YEP HAS A CURRENT ONLINE REACH OF OVER 2 MILLION   PEOPLE GLOBALLY
AND WILL CONTINUE TO GROW AS WE FOCUS ON AFFILIATE AND TALENT
ACQUISITION BY OFFERING PROPRIETARY BUSINESS AND MARKETING
SOLUTIONS THAT HAVE BEEN SUCCESSFULLY ATTRACTING AND GROWING
OUR TALENT AND INFLUENCER POOL.



YEP
Young Entrepreneur Project

ONE OF A KIND.
BUILT FROM GLOBAL DEMAND DELIVERED BY INDUSTRY PIONEERS.

+ HYBRID P2P + B2B BUSINESS MODEL
+ SCALABLE MULTI MARKET GROWTH
+ EXCLUSIVE EDUCATIONAL CONTENT
+ PROPRIETARY BUSINESS + MARKETING SYSTEMS
+ GLOBAL AFFILIATE DISTRIBUTION
+ EXPONENTIALLY GROWING ONLINE REACH

OVER A CENTURY OF COMBINED EXPERIENCE BETWEEN EXECUTIVES WHO
HAVE LEFT THEIR MARK IN SEVERAL MEDIUMS, ATTRACTING HIGH CALIBER
ADVISORS SUCH AS KEVIN HARRINGTON AND STEVE MANDELL.
OFFERING AN ONE OF A KIND OPPORTUNITY TO PARTICIPATE IN SEVERAL
KEY MULTI BILLION DOLLARS INDUSTRIES.





IT'S TIME TO DECENTRALIZE ENTREPRENEURSHIP.

YEP
Young Entrepreneur Project